DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006166

January 16, 2004

Richard S. Meller
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Drive
Chicago, IL 60606-6401

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Nicor Inc.
Incoming letter dated December 16, 2003

Dear Mr. Meller:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Nicor by Emil Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 9027

RECEIVED
2003 DEC 17 PM 3:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 16, 2003

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Stockholder Proposal Submitted by John Chevedden
Securities and Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Nicor Inc., an Illinois corporation ("Nicor" or the "Company"), to exclude from its proxy statement and form of proxy for Nicor's 2004 annual meeting of stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal and its supporting statement (collectively, the "Proposal") from a Nicor stockholder, Emil Rossi, appointing John Chevedden as his designated representative in connection with the Proposal (collectively, the "Proponent"). The Proposal requests that the board seek shareholder approval for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, dilution or removal of the Proposal be submitted to a shareholder vote. A copy of the Proposal is attached hereto as Exhibit A.

Nicor believes the Proposal should be omitted pursuant to Rule 14a-8(i)(3) promulgated under the Securities and Exchange Act of 1934, as amended, because the Proposal contains numerous false and misleading or vague and indefinite statements in violation of Rule 14a-9, which prohibits such statements in proxy materials. Accordingly, on behalf of Nicor, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against Nicor should Nicor omit the Proposal from the 2004 Proxy Materials. If the Staff is unable to concur with this conclusion, we respectfully request that the Staff recommend revision or exclusion of the portions of the Proposal discussed below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also pursuant to Rule 14a-8(j), a copy of this letter and its exhibits is being sent (via overnight courier) on this date to the Proponent, informing him of Nicor's intention to exclude the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials on or after March 4, 2004 with the Commission. Accordingly, this letter is being submitted to the Staff in a timely manner in accordance with the 80-day requirement of Rule 14a-8(j).

ARGUMENTS

It is the Company's belief that the Proposal may be excluded in its entirety from the 2004 Proxy Materials under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are quoted portions of the Proposal which are believed to constitute false and misleading statements, and, therefore, may be omitted under Rule 14a-8(i)(3). Furthermore, in nearly all of the no-action letters cited below, the Staff has repeatedly asked the Proponent to correct or delete his inaccurate quotations, misleading paraphrases and mistaken citations under this rule, yet the Proponent has nonetheless included the same or similar language in this Proposal as well.

(1) "*Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote.*" The Proposal is subject to the interpretation that, if adopted, any shareholder vote on a poison pill is binding on the Company's directors. Notwithstanding the commentary accompanying the Proposal which states, "*I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason*," the Proposal itself suggests that, if it is approved by the stockholders and completely implemented, it would prohibit Nicor's board of directors from exercising its discretion to adopt, maintain or extend a poison pill without prior shareholder approval, regardless of the facts and circumstances then existing.

Without clarification, shareholders may be misled into believing that they are voting on a recommendation while in actuality they are voting on a binding policy that would prevent the directors from managing the Company in accordance with their fiduciary duties and contrary to the Illinois shareholder rights plan endorsement statute, which gives exclusive authority to directors of the corporation for the formulation and implementation of shareholder rights plans. Accordingly, we believe that this ambiguity in the Proposal renders it false and misleading, and, as a consequence, the Proponent should revise the Proposal to provide clarification that a shareholder vote on the adoption, maintenance or extension of any poison pill is non-binding and would still allow the Company's directors discretion to formulate and implement a poison pill.

(2) "*Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.*" This portion of the Proposal is so vague and indefinite that shareholders will not be able to comprehend with reasonable certainty exactly what it is that they are voting on and the Company will not be able to implement the Proposal even if it is adopted by the shareholders.

First, the phrases "earliest possible shareholder election" and "earliest election date" are unclear as to their meaning. One possible interpretation of what is intended may be that the term "election" refers to any shareholder meeting. Another possible interpretation is that the term indicates a shareholder meeting called for the purpose of electing directors. Perhaps there are other interpretations of the language. What is clear, however, is that shareholders are left without a clear understanding of what is intended.

Second, the same two phrases are also unclear as to their effect. For instance, does the Proposal require the Company to call a special "election" or wait until the next annual "election" to vote on the adoption, dilution or removal of a poison pill? Alternatively, does the language require the Company to hold an election of directors at the same meeting also called for the purpose of voting on a poison pill? There are no clear answers to these questions as the Proposal is currently drafted.

For these reasons it is impossible for shareholders to make an informed determination of either the meaning or effect of the Proposal. In prior no-action letters, the Staff has found it proper to exclude stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Company (July 30, 1992).

(3) "*Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election.*" It is both false and misleading to imply that a situation exists in which a shareholder proposal included in a company's proxy statement may be diluted or removed by any subsequent vote of shareholders in a separate proposal. A shareholder proposal is presented in a proxy statement and either approved or disapproved by a shareholder vote. Once approved, a proposal (unlike a poison pill itself) is not capable of being diluted or removed by shareholders. As a provision of the Proposal without meaning that can not be impacted by shareholder action in the manner it describes, we believe that it should be deleted. See Caterpillar Inc. (January 13, 2000).

(4) "*This topic won an overall 60% yes-vote* [sic] *at 79 companies in 2003.*" The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead shareholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, this statement should be omitted, or the Proponent should provide a citation to a specific source for the statement. See The Home Depot, Inc. (March 31, 2003); Sabre Holdings Corporation (March 20, 2003); The Dow Chemical Company (March 17, 2003) (all three no-action letters requiring the Proponent to provide citations to support statement that stockholder right to vote on poison pills "won an average 60%-yes vote at 50 companies in 2002").

(5) "*An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail. Source: The Motley Fool.*" We believe that this statement is false and misleading because where directors have adopted poison pills without separate shareholder approval, they have acted as the elected representatives of the stockholders. See General Motors Corporation (March 27, 2001) (requiring the deletion of a similar statement that begins, "Given the undeniably undemocratic way in which poison pills have been adopted").

(6) "*The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors. Source: Moringstar.com* [sic]." This paraphrased statement from morningstar.com is taken out of context in a manner that is highly misleading by giving the erroneous impression that morningstar.com is opposed to poison pills generally. This is simply not true as the following statements from the same Morningstar article illustrate:

> The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies.

(http://news.morningstar.com/doc/article/0,1,95306,00.html). A copy of the article is attached as Exhibit B. For this reason, we believe the citation to morningstar.com should be deleted, or, in the alternative, the Proponent should directly quote the sentence from the source rather than implying that his paraphrase fairly and accurately represents the views of the author. See Monsanto Company (November 26, 2003).

(7) "*Poison pills are akin to a dictator who says, 'Give up more of your freedom and I'll take care of you.' 'Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up.' Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.*" Neither of these statements which are attributed to T.J. Dermot Dunphy is an accurate quote, but rather they are the Proponent's paraphrases which omit key words and phrases, thereby rendering them false and misleading. A copy of the article is attached as Exhibit C. We believe the Proponent should clearly identify which sentences are direct quotes, rather than his own paraphrases. See Monsanto Company (November 26, 2003).

(8) "*Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management. Wall Street Journal, Feb. 24, 2003.*" This statement cites to The Wall Street Journal as if it were paraphrased from a news reporting article. However, this is misleading because the statement was actually paraphrased from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.). A copy of the article is attached as Exhibit D. We believe that this reference should be clarified to reflect its true nature and source and that the word "Source:" should be added to the beginning of the reference. See Monsanto Company (November 26, 2003).

(9) "***Council of Institutional Investors Recommendation***." This caption falsely implies that the Council of Institutional Investors recommends a vote for the Proposal. No such recommendation has been made to the knowledge of the Company. We believe that this caption, as well as the discussion under the caption, should be deleted or revised to make clear that the Council of Institutional Investors' recommendation relates to shareholder approval of poison pills generally and not the Proposal at issue here. See Monsanto Company (November 26, 2003).

(10) "*The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote* [sic] *in 2003 many shareholders believe companies should allow their shareholders a vote.*" The Proposal claims to support these statements by vaguely referring

stockholders to the Council website at www.cii.org, which mostly contains information irrelevant to the Proposal. Since the Proposal does not cite a specific reference or publication that supports these statements, stockholders visiting this website may be unable to determine which of the many pages on the site might support the applicable statements made in the Proposal and be exposed to vast amounts of irrelevant information in the process. As such, it is misleading to include this discussion unless revised to include a citation to a specific source. See Sabre Holdings Corporation (March 20, 2003); AMR Corporation (April 4, 2003) (both no-action letters requiring the Proponent to revise the reference to www.cii.org to provide a specific source for the definition referenced).

CONCLUSION

Based upon the foregoing arguments, we respectfully request that the Staff take no action if Nicor excludes the Proposal in its entirety from the 2004 Proxy Materials. Until now, the Staff has generally responded to the Proponent's proposals by directing him to correct or eliminate his false or misleading statements. This lenient practice, however, apparently has not persuaded the Proponent to refrain from using unfair and inaccurate quotes and paraphrases that have in many instances already been found by the Staff to be false and misleading. Instead, the Proponent would rather force companies and the Staff to continue the expensive and time-consuming no-action letter process with respect to his many proposals.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (312) 876-6521, or Paul Gracey, Nicor's General Counsel, at (630) 983-8676, if we can be of any further assistance in this matter.

Sincerely,

Richard S. Meller
LATHAM & WATKINS LLP
Sears Tower, Suite 5800
233 S. Wacker Drive
Chicago, IL 60606-6401
(312) 876-6521

Paul C. Gracey, Jr.
NICOR INC.
1844 Ferry Road
Naperville, IL 60563-9600
(630) 983-8676

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Fisher
Chairman, CEO
Nicor Inc. [Gas]
1844 Ferry Road
Naperville, IL 60563
Phone: (630) 305-9500
Fax: (630) 983-9328

Dear Mr. Fisher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

_________________________ _________________________

cc: Paul C. Gracey, Jr.
Corporate Secretary

The attached shareholder proposal is submitted consistent with the above letter.

Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, CA 95415 submitted this proposal.

Shareholder' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you."

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: *T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.*

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

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Ask the Analyst

Is Management on Your Side?

by Jeremy Lopez | 08-15-03 | 06:00 AM

Dear Analyst,

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery

Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems EDS, Advanced Micro Devices AMD (more on AMD later), Apple Computer AAPL, Broadcom BRCM, and Sanmina-SCI SANM. Ciena CIEN is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses
Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear Technology LLTC, use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. *The Mercury News* recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills
Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's ORCL attempt to buy out PeopleSoft PSFT. Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen WAG has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar PCAR and bond-rater Moody's MCO are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

The Bigger Picture

While not one of these red flags by itself is reason to avoid a stock, each does give you clues about management's character. And this is also hardly an exhaustive list. Perhaps at a later date, we'll discuss some of the other things some management teams try to get away with, such as related-party transactions. Which reminds me: Aside from the volumes of spam we get, the amount of stock-related questions in our Ask the Analyst inbox has been a little sparse lately. We're unlikely to ever answer the "where do you think Acme's stock will be in 12 months?" inquiries, but if you have a question that you think you and other investors will benefit from having answered, drop us a line. That's what this column is here for.

Jeremy Lopez is an analyst with Morningstar.com. He can be reached at jeremy_lopez@morningstar.com.

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EXHIBIT C

Citation Search Result Rank(R) 4 of 11 Database
4/28/99 WSJ C1 WSJ
4/28/99 Wall St. J. C1

1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. **Dermot Dunphy,** Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. Dunphy's stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. Dunphy says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,"' Mr. Dunphy says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. Dunphy challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

Sealed Air

(NYSE symbol: SEE)
Business: Protective packaging
Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):
Dil'd Share Erns: $0.56* vs. $0.85**
Average daily volume: 419,711 shares
Shares outstanding: 83.4 million
Trailing P/E: 29
Dividend Yield: none

*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.

**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375
4/28/99 WSJ C1
END OF DOCUMENT

EXHIBIT D

Citation Search Result Rank(R) 59 of 559 Database
2/24/03 WSJ R8 WSJ
2/24/03 Wall St. J. R8

2003 WL-WSJ 3959990

The Wall Street Journal

Monday, February 24, 2003

Corporate Governance (A Special Report): Essay

Don't Sweat It: There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By **Holman** W. **Jenkins** Jr.

ARE ENRON, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in almost any other country, yet the vast increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make zillions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $50 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemliness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a born-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the office of chairman and chief executive, appointing a "lead" director or recording a nominal accounting charge for management's stock options -- watery initiatives at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

Hectoring board members to act more independently is a poor substitute for the bracing possibility that dissatisfied shareholders could turn on a dime and sell the company out from under its present leaders to a hostile suitor. An important negative check on management went missing when we reined in hostile takeovers. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too.

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at Holman.Jenkins@WSJ.com.

---- INDEX REFERENCES ----

COMPANY (TICKER): Walt Disney Co. (DIS)

NEWS SUBJECT: Corporate Governance; Corporate Governance; Management Issues; Management Issues; Dow Jones Total Market Index; Wall Street Journal; English language content; Corporate/Industrial News; Acquisitions/Mergers/Takeovers; Ownership Changes; Acquisitions, Mergers and Takeovers; Corporate Actions (COGV CCPGVN MNT C41 WEI WSJ ENGL CCAT C181 C18 TNM CAC)

MARKET SECTOR: Consumer Cyclical; Newswire End Code (CYC NND)

INDUSTRY: Broadcasting; All Entertainment & Leisure; Media; Dow Jones Industrial Average components; Dow Jones Global Titans Index components; S&P 500 Index component (BRD ENT MED XDJI XGTI XSP5)

REGION: California; United States - California; North America; Pacific Rim; United States; United States; Western U.S.; North American Countries (CA USCA NME PRM US USA USW NAMZ)

LAYOUT CODES: Large Majors; Special Sections (LMJ SPE)

Word Count: 1005
2/24/03 WSJ R8

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Latham & Watkins LLP No Action Request
Nicor Inc. (GAS)
Emil Rossi

Ladies and Gentlemen:

The number preceding the bracketsbelow correspond to the pages of the company letter.

2] The company insists that the proposal which states "Shareholders request ... a shareholder vote" is binding. The non-binding substance of the proposal is further reinforced in explicit deference to the directors with, "Directors have discretion to set the earliest election date and in responding to shareholder votes."

The company incorrectly insists that a recommendation for a non-binding vote (in contrast to an approval), is a binding proposal.

The company inscrutably claims not to understand that a proposal, once adopted, could be diluted if parts of the proposal were given conditions or exceptions at a later date.

The company speculates without explanation that the "earliest possible shareholder election" could mean something else like "any shareholder meeting." The company further opines "Perhaps there are other interpretations of the language." The company argument is that if unsupported speculation can occur after reading text, then the text is unclear. The company brainstorms on a number of ways that an election could be held and then says there are no answers.

3] The only purported analogy is Philadelphia Electric Co. (July 30, 1992). This concerned a somewhat unusual shareholder proposal topic on the election of a committee of small shareholders to present a plan to the board.

Contrary to the company contrivance this proposal does not state or imply that a "proposal" not adopted is "capable of being diluted or removed by shareholders."

The company confuses an adopted proposal with an un-adopted proposal. The company does not give a reason that a proposal, after adoption, could not later be removed and that the removal could be put to a shareholder vote.

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The source of the 60% vote was submitted with the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. At the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

If shareholders do not have the right to vote on arguably the single most powerful issue in corporate governance, on the potential sale of their company, it cannot be called pro-democratic. In contrast to this proposal the text in the company-cited General Motors case had absolutely no supporting source.

Morningstar.com: The company makes the draconian claim that an accurate summary of an article segment cannot be printed if another segment of the article includes another side of the issue. This draconian request would eliminate shareholder references to nearly all responsible investment articles. Nearly all responsible investment articles include more than one side of an issue. Contrary to the company argument if Morningstar.com has a position on the poison pill, that does not mean that everything published by Morningstar.com must support that position.

4] There is no support or explanation of how a paraphrase of Mr. Dunphy "omit[s] key words and phrases." The lack of support is further established by the concluding sentence falling back on "We believe ...." The company makes an unsupported declaration that a paraphrase of Mr. Dunphy's statement is not accurate.

The Council of Institution Investors statement is clearly a generalization and not focused on any one company: "The Council ... called for shareholder approval of poison pills." Contrary to the company claim there is no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned about as far as possible from the resolved statement of the proposal. The company does not support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of all poison pills.

The hidden premise of the company's opposition to respected corporate governance websites, such as the Council of Institutional Investors, is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

Furthermore SLB 14 states:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company has not "specifically indicate[d] … false or misleading" material on www.cii.org.

The company preferred to rush its no action request rather than thoroughly read the 2-pages of proposal text and references. The company refused the shareholder party invitation to provide further information. This invitation was submitted with the proposal.

With the sentence after sentence of contrived company objections in addition to no support or thin support, the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Emil Rossi
Thomas Fisher

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nicor, Inc.
Incoming letter dated December 16, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to concur in your view that Nicor may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . companies in 2003";

- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;

- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;

- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;

- revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal; and

- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides Nicor with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Nicor omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel